

CURTISS MOTORCYCLES

2019- Report

Dear investors,

Imagine you own the most romantic machine. It is overbuilt to last forever. it is infinitely upgradeable. it is virtually maintenance free. It is more fund to own and ride than any other. You may avail yourself of it anytime, anywhere, for any reason with zero disturbance to humanity or our environment. It is a work of art standing for your terrifyingly free existence while reminding you to bet your best. This was our brief for Curtiss 1. it illuminates, clarifies, nurtures and optimize your dreams.

Our dream is your dream.

The future of motorcycling is the opposite of death; organic, clean and cool. Less is more. Design is timeless; proportion ideal. Innocence and beauty follow. Inspired innovation and technology occur. Holistic, hand-made quality results. The purest ride flows.

Curtiss formed to bring closure to over 100 years of processed, dirty, hot, "more is never enough:, unsustainable, high maintenance, planned obsolescence. Our 180 degree turn is better in every way.

Sixty years ago Honda motorcycles ruled. Thirty years ago Harley took over. Let's make the next 30 years and beyond sustainable for all humanity at the highest level.

If you have not received your stock certificate, please contact pam@curtissmotorcycles.com. We have had a few certificates returned (mostly international). We are attempting to obtain missing subscription agreement from WeFunder and we would like to have all certificates issued by September 1.

We need your help!

We are about to launch another raise for the financial resources needed to launch production as we were delayed due to COVID 19.

Sincerely,

H Matthew Chambers

CEO & Chairman of the Board

Our Mission

We aim to lead the future of pure luxury sustainable motorcycling. We monopolize the top 5% of the market long-term. We begin in the US with the 201 horsepower Zeus. We plan to develop 14 additional unique Iconic architectures as new models over 24 months each as heavyweight 201 horsepower variants, middleweight 99 horsepower variants and 49 horsepower lightweight variants. Simultaneously, we plan to expand our distribution throughout the globe.

See our full profile

How did we do this year?

Report Card

A-

The Good

The extra time gave us the opportunityto hone our strategy to perfection.

Our excellent timing has become more ideal.

Curtiss One launch motorcycle has exceeded our wildest hopes.

The Bad

The virus caused an 8 - 9 month delay in our supply chain which stymied our cashflow.

Our launch was delayed.

We had issues with not receiving signed subscription agreements and social security numbers to issue all stock certificate.

2019- At a Glance

Fiscal Year Ends March 31



$2,224,649 [40%]
Revenue



$84,634 [86%]
Net Profit


IOU!

$882,565 [44%]
Short Term Debt



$432,596
Raised in 2019-



$247,347
Cash on Hand
As of 07/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Curtiss formed to lead the growing premium all-electric motorcycle market.

We aim to lead the future of pure luxury sustainable motorcycling. We monopolize the top 5% of the market long-term. We begin in the US with the 201 horsepower Zeus. We plan to develop 14 additional unique Iconic architectures as new models over 24 months each as heavyweight 201 horsepower variants, middleweight 99 horsepower variants and 49 horsepower lightweight variants. Simultaneously, we plan to expand our distribution throughout the globe.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Curtiss Motorcycle Company, Inc. was incorporated in the State of Delaware in May 2005.

Since then, we have:

- Sold over 1,000 high-end production motorcycles to high-net-worth individuals around the world.
- All-Electric Zeus Concept Prototype named "Most Innovative Motorcycle" at the prestigious 2018 Quail Motorcycle Gathering
- 30 years experience pre-selling, designing, and building high-end luxury motorcycles.
- Direct-to-consumer sales and distribution model
- 125K+ Facebook Followers
- 33,100+ Instagram Followers
- Curtiss is built upon a foundation of simplicity with sustainability as our cornerstone. We are the first luxury motorcycle brand. We intend to dominate, long-term, this niche market which we are creating.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended March 31, 2020, the Company had revenues of $2,224,649 compared to the year ended March 31, 2019, when the Company had revenues of $3,705,614. Our gross margin was 64.2% in fiscal year 2020, compared to 44.46% in 2019.
- *Assets.* As of March 31, 2020, the Company had total assets of $1,670,664, including $373,542 in cash. As of March 31, 2019, the Company had $1,056,636 in total assets, including $1,627 in cash.
- *Net Income.* The Company has had net income of $84,634 and net income of $585,908 for the fiscal years ended March 31, 2020 and March 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $1,265,196 for the fiscal year ended March 31, 2020 and $1,589,302 for the fiscal year ended March 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $937,500 in debt and $1,088,327 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Curtiss Motorcycle Company, Inc. cash in hand is $247,346.87, as of July 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $38,000/month, for an average burn rate of $38,000 per month. Our intent is to be profitable in 12 months.

We were shut down by government mandate and had extensive delays in parts arriving due to COVID 19.

We are expecting prepays on Curtiss Ones. The first three prototypes are due to be finalized in October. We have some final payments to pay under contracts once parts have sh

Net Margin: 4% **Gross Margin: 64%** **Return on Assets: 5%** **Earnings per Share: $1,800.72** **Revenue per Employee: $317,807**

Cash to Assets: 22% **Revenue to Receivables: 6,839%** **Debt Ratio: 76%**

FY_2019_Financial_Statements_-_Curtiss_Motorcycle.pdf

FY_2019_Financial_Statements.pdf

Curtiss_Motorcycle_Company_Inc_FSR_3-31-18___17.pdf

We ❤ Our 206 Investors

Thank You For Believing In Us

Wes Fleming
Abryl Rodriguez-Lopez
Ted Ooyevaar
Brian Kight
Adhia Absar Arryman
James Hoegh
Michael Nguyen
Mohd Nor
Luis Tonicha
Girish Amin
Mohammed Hussain
Barb YOUNGS
Hadi Yahya
Tom Petty
Dennis Griffiths
Brandon Ellsworth
Johnny Jenkins
Adam Prows
James M Robinson
Yuliang Liu
Filipe Peerally
Niels B Hansen
Joshua Gervais
Brian Klick
Joe Tawil
Sachin Khurana
David L HEILMAN
Spiros Blackburn
Marc Lang
Anthony Moore

Jason Zipse
Goutam Torvi
Dan Ohlson
Zoran Jovicic
Pete Thompson
Adrian Jimenez
Rick Prasad
Bruce Leal
Oscar Dave Dimas Rodri...
Deji Akinyemi
Denis Coursol
Stephen William WALLS
Roger Mollet
Yohanna Castaneda
Don Morrison
Farris Alqassar
James Haggard
Christoph Lymbersky
Lokesh SURAPANENI
Daniel Perreault
Gaylord Fines
Darnell A Tullock
Ethan De Kam
Chris Keenan
Phillip Wachter
Daniel Munoz
Angelo L Gonzalez
Todd Warren
William Kimbrell
Philip Eggers

Andrew Gazdecki
Sohaib Yassin
Georgios Papadimitriou
William Hunter
Richard Turlington
Tyrone Malloy
Jesus Gamboa
Jose Juarez
Rick Smith
John Peeters
Manjunath Shivanna
David A Susko
Tommy Joe Gilliland
Joerg Adams
Jacob Hammond
Spencer Smith
Peter Judge
Matt Thiel
Octavio Morales Cunille
Ryan O'Hagan
William Bartz
Tim Gargiulo
Jesus Aguilar
Richard Griffin
Roosevelt Scott
Shelby Sommer
Woody Quinn
Lance Bodine
Patrick Parker
Frank Doyle

Tim Fielding
Nadhamuni R Kamireddy
Hamydoo Sy
Bill Woelke
Carlos Gomez
Bryan Miller
Sandeep Wadhwa
David Lanfair
Roger Chan
Popuri Krishna
John B Tyree
Gregory Sannan
George V Scully
Peter Mistelbacher
Simon Petr Joseph
John Simmons
John HYDER
John Durbin
Alan Rheingold
Julian Kopald
Ken Grey
Kevin Harding
Davender Bhardwaj
Alfred R.Lacy
David Hoenig
Francis Mazzanti
James Briner
Lyle Edward N SACRIS
Ren P McKnight

Kim Thomas
Biren Gandhi
Mourad Behlouli
David Groner
Christian Sullivan
Pradeep Ramadasan
Atticus Li
Juan Dieguez
John Etheridge
Daniel Kleinschmidt
Mattie Cain
Jamey Deering
Mal Chambeyron
Vaughan Dockery
Luca Spinelli
Joseph Brown
Eamon Baghernejad
Kevin Mcmonnies
Dan Daniels
Matthias Riese
Robert FAVICCHIA
James Harris
Alan Yip
Richard W. Richardson, A...
Michael Dubson
Adam Kirk
Michael Lyons
Vasily Merkulov
Bill Patterson

Anthony Axelrod
AHMED JUMAA ALHOSA...
Christian Gill
Kaspar Lebedev
Jason Poage
Alexander Moyer
Jonas Sjogren
Nicholas Pezolano
Dale Charletta
James W Allen III
Salvador Morales
Brent Cooke
Amit Mohan
Bryan Chang
John Gookassian
Francisco Monarrez
Ehren Van Melle
Steven Chang
Sanjeev Munjal
Sergey Yusupov
Adam Hateley
Zachary Parlet
Ahmad Albarghouthi
Carol Davids
Ken Grey
Judith A Norling
Corbyn Larson
Shannon Ley
Charlie Lang

Gerry Cardinal III
Amir Marashi
John R. Patrick
Friedrich Graus
Shawn LaMaster
Joel Trinidad
Justin Keith Reeger
Dirk Jan De Groot
Adam Weaver
Herbert Hanson
James W Allen III
Jean Kany
Robert Romero
Jason Cohen
Jamie Hitchcock
Christopher Ward
Paul Petit
Marc H. Ferrera
Rudy Banerjee
Kanu Patel
Troy Heldenbrand
Shanna Losch
Phil Apostolou
Yonasan Schwartz
Philip Joseph
Robert R RIPPEON
Antonia Rea
Jonathan Funk
Shaun Timothy Christensen

Thank You!

From the Curtiss Motorcycles Team



H Matthew Chambers
CEO & Chairman of the Board



Jay Etheridge

CFO

25+ years experience in finance with startup companies



Paul Adams

Partner Relations

25+ years of experience in the motorcycle sales, service, and public relations



Jordan Cornille

Design

Award-winning motorcycle designer. Graduate of Detroit's prestigious College of Creative Studies.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Arun Pandy	Marketing and Advertising @ Rhiti Group	2014
Juan Mesa	Project Manager @ Monterey County	2016
James Hoegh	Physical Therapy @ Hoegh Physical Therapy and Consulting	2015
Matt Chambers	CEO @ Curtiss Motorcycle Company, Inc	2009
Pamela Miller	paralegal @ Bernard, Cassisa, Eliott & Davis	2015

Officers

OFFICER	TITLE	JOINED
Pamela Miller	Bookkeeper	1996
Matt Chambers	CEO President CEO	2009

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Matt Chambers	12,107,889 12,107,888 Common and 1 Preferred Stock	66.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2018	$91,067	Common Stock	Section 4(a)(2)
04/2016	$60,281	Common Stock	Regulation D, Rule 506(c)
10/2016	$428,079	Common Stock	Regulation D, Rule 506(c)
06/2015	$508,900	Common Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA (Biz Capital BIDCO I, LLC)	12/21/2017	$500,000	$413,922	5.1%	12/21/2027	Yes
SBA	04/21/2020	$437,500	$437,500	3.75%	04/21/2050	Yes

Related Party Transactions

Pamela Miller, the life partner of Chairman and CEO Matthew Chambers, handles patent and trade name filings / renewals and administrative support for the Company. Though no formal contract between the Company and Pamela Miller has been established, her compensation was $48,000 and $46,200 for the years ended March 31, 2018 and 2017, respectively. Additionally, Pamela Miller is the guarantor for the majority of the loans and leases, vendor open accounts and corporate credit card.

Name	H Matthew Chambers
Amount Invested	$768,851
Transaction type	Priced Round
Issued	01/08/2018
Relationship	CEO

Mr. Chambers was issued shares in exchange for paid in capital and in lieu of a salary. He contribute capital beginning in 2013 and through January of 2018.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	25,000,000	1	Yes
Common Stock	200,000,000	46,503,922	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	11,500,000

Risks

Current information about our company, including financial statements, is not publicly available. On March 30, 2016, we effected a termination of the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and suspended our reporting obligations under Section 15(d) of the Exchange Act, by filing a Form 15 with the Securities and Exchange Commission ("SEC") on March 30, 2016. As a result, we are no longer subject to the reporting requirements of the Exchange Act and no longer file annual, quarterly and current reports, and other information with the SEC. Since the filing of the Form 15, we have also failed to post financial statements on the OTC Markets. Due to the termination and suspension of our reporting obligations with the SEC and our failure to post financial statements on the OTC Markets, there is limited public information about the current state of our company. Due to limited public information currently available about our company, an investment in our company is accompanied with a high degree of risk due to lack of information.

Without the sale of all of the Shares, we may not have sufficient funds to meet our future cash flow requirements. We estimate that the net proceeds from the sale of the Shares will meet our Advertising and Research and Development cash flow requirements as we transition to Curtiss Electric Motorcycles. Curtiss is able to meet its cash flow needs from operations, although without further funds from this offering or otherwise, we may not be able to implement our Curtiss growth plans. These estimates are based upon management's assumptions of the cash flow requirements of the company and projected future obligations. If any of these assumptions is inaccurate or if we are for any reason 11 unable to meet our sales projections, we may require additional funding beyond the funds generated from the sale of the Shares. In order to satisfy these cash flow needs we may be required to seek additional outside funding in the form of equity or debt offerings. Unless we are able to secure additional funding before the current funds are exhausted, we will not be able to complete our business plan as currently anticipated. In part, we may be required to reduce current operations or lay off workers to preserve capital resources, which would have a negative impact on our business. It is also possible that the terms for additional funding may be less favorable to the company than the terms of this offering and could result in further dilution to the investors herein.

We are a development-stage company with a history of losses and we may never achieve or sustain profitability. As of June 30, 2018, shareholders' equity was $136,284 and working capital was $23,736. Our ability to generate profits in the future will depend on a number of factors, including our ability to: • effectively manufacture, market, and distribute our motorcycles in commercial quantities; • obtain market acceptance of our motorcycles; • expand our capabilities in terms of personnel, equipment, and internal systems to manage our growth effectively; • compete within our targeted market; and • maintain control over substantial costs relating to the commercialization, production, and marketing of our motorcycle products, including ongoing design and development costs relating to new products and improvements or alterations to existing products. Many of these factors will depend on circumstances beyond our control. We were profitable in fiscal year 2016-2017 and 2017-2018; however, we had never been profitable prior to the 2016-2017 fiscal year and we may not achieve future profitability in the foreseeable future, if at all. We can give you no assurance that we will generate future revenues, or that any revenues we do generate will be sufficient for us to continue operations or sustain profitability.

Since 2009, we have been a growth-oriented luxury brand motorcycle company with little operating history compared with larger motorcycle companies. Since the commencement of our growth strategy in the design, manufacture and sale of our motorcycles in 2009, we had been focused primarily on developing, producing, and marketing our premium big v-twin motorcycle models. Our operating history within this segment was limited and, combined with global economic conditions, we have not realized significant revenues from our petrol product sales. We changed to battery-powered electric motorcycles in January 2018 after seven years of development. As the only luxury brand battery-powered electric motorcycle, we hope to become a leader in the category; however, you should evaluate the likelihood of our anticipated financial and operational success in light of the uncertainties and complexities inherent in a development-stage venture, many of which are beyond our control, including: • our ability to successfully launch the Curtiss brand; • our ability to distribute, sell and market our final Curtiss products; • our ability to distribute, sell and market our first and final Curtiss petrol products; • our ability to distribute, sell and market our new Curtiss electric products; • our ability to develop new products; • the performance of our motorcycle products; • the significant and ongoing funds needed to achieve our production, marketing, and sales objectives; • the appeal of our products to dealers and consumers; and • our ability to generate adequate revenue to support our operations

We depend upon a limited number of outside suppliers for our key motorcycle components and the loss or interruption of services of one or more of our suppliers could materially delay or stop our motorcycle production and substantially impair our ability to generate revenues. Our heavy reliance on outside suppliers for our components involves risks including limited control over the price, timely delivery and quality of parts. While we believe there are other producers that could satisfy our production needs 12 if any current supplier is unable to supply us with parts in a timely manner and to our specifications, we have other manufacturers which are a more costly secondary source. Although we have manufactured a limited number of motorcycles, we have not commenced commercial scale manufacturing as Confederate and Curtiss is only partnering with vendors and suppliers that will be able to timely supply us with our commercial production needs or have the ability to deliver a finished product. We cannot assure you that any of our vendors and suppliers will be able to meet our future commercial production demands as to volume, quality or timeliness. An inability to obtain timely delivery of key components of acceptable quality or any significant increases in the prices of components could result in material production delays and reductions in motorcycle shipments. Production delays, increased costs of components or reduction in shipments of our product will seriously impair our ability to generate revenue.

Protecting our proprietary technology and other intellectual property may be costly and ineffective, and if we are unable to protect our intellectual property, we may not be able to compete effectively in our market. We hold several federal trade names used in our business, including "Hellcat," "Confederate," "Fighter," "Bohemian," "D'Orleans," "El Bandito," "Rake," "Renovatio", "Curtiss," "Copperhead," "Hellrider," "Starfire," "Warhawk," "Zeus," "Hera," "Medusa," and "Art of Rebellion." We hold a patent (U.S. Patent No. 5,857,538 issued on January 12, 1999) for the frame rigidity of our motorcycles. We have no foreign patents which puts us at risk of competition outside of the U.S. We also have website URLs for "Confederate.com", "CurtissMotors.com", "RideCurtiss.com" and "Workandcycle.com." Our business success will depend materially on our ability to protect the intellectual property mentioned above, to preserve our trade secrets, and to avoid infringing the proprietary rights of third parties. In general, our proprietary rights will be protected only to the extent that protection is available and to the extent we have the financial and other resources to enforce any rights we hold. Costly litigation might be necessary to protect our intellectual property or to determine the scope and validity of third-party proprietary rights. If an adverse outcome in litigation finds that we have infringed on proprietary rights of others, we may be required to pay substantial damages and may have to discontinue use of our products or re-design our products. Any claim of infringement may involve substantial expenditures and divert the time and effort of management.

We target sales of our products to a narrow market segments of our industry and therefore, our business is more vulnerable to changes in this market. We anticipate generating our revenues for the foreseeable future primarily from sales of premium battery electric motorcycles. The premium battery electric market constitutes one segment of the motorcycle industry. As a result of our current focus on only one market segment of one industry, we are more vulnerable to changes in demand in the premium battery electric market than we would be if our business was more diversified.

We have a number of competitors, most of which have greater financial resources than us. A few of our competitors are more diversified than we, and they may compete in all segments of the motorcycle market, other power sports markets and/or the automotive market. Also, our manufacturer's suggested retail price for our motorcycles is generally higher than our competitors, and if price becomes a more important competitive factor for consumers in the markets in which we compete, we may be at a competitive disadvantage. Our responses to these competitive pressures, or our failure to adequately address and respond to these competitive pressures, may have a material adverse effect on our business and results of operations

We will face intense competition from existing motorcycle manufacturers that are already well established, have greater customer loyalty, manufacturing, and marketing resources than us. In the electric motorcycle market, Curtiss will compete with any number of other electric motorcycle companies. Our competition may include: Zero Motorcycles; Cezeta, Victory Motorcycles, Monday Motorbikes, Mahindra, Lightning Motorcycle, Energica Motor Company, Johammer, Evoke Motorcycles, Quantya, Electric Motorsport, Hollywood Electrics, Yo, Lito, Romai, Gogoro, Rondine Motor and Alta Motors. Harley Davidson plans their first all electric motorcycle to be brought to market in 2021.

Our operations are dependent upon attracting and retaining skilled employees, including skilled labor, executive officers and other senior leaders. Our future success depends on our ability to continue to identify, hire, develop, motivate, retain, and promote skilled personnel for all areas of our organization. Our current and future total compensation arrangements, which include benefits and incentive awards, may not be successful in attracting new employees and retaining and motivating our existing employees. In addition, we must cultivate and sustain a work environment where employees are engaged and energized in their jobs to maximize their performance. If we do not succeed in attracting new personnel, retaining existing personnel, implementing effective succession plans and motivating and engaging personnel, including executive officers, we may be unable to develop and distribute products and services and effectively execute our plans and strategies.

We manufacture products that create exposure to product liability claims and litigation. To the extent plaintiffs are successful in showing that personal injury or property damage result from defects in the design or manufacture of our products, we may be subject to claims for damages that are covered by insurance. The costs associated with defending product liability claims, including frivolous lawsuits, and payment of damages could be substantial. The reputation of Curtiss and Confederate may also be adversely affected by such claims, whether or not successful.

We do not insure against all potential operating risks. We may incur losses and be subject to liability claims as a result of our operations. We currently do not maintain insurance to insure against all potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, even if we obtain insurance we may not be able to renew those insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, pollution and environmental risks 14 generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition, results of operations and cash flows.

We must detect issues with our motorcycles or manufacturing processes to avoid recall campaigns, increased warranty costs or litigation, and delays in new model launches. We must complete any recall campaigns within cost expectations. We must continually improve and adhere to product development and manufacturing processes to ensure high quality products are shipped to dealers. If product designs or manufacturing processes are defective, we could experience delays in new model launches, product recalls, conventional warranty claims, and product liability or unconventional warranty claims, which may involve purported class actions. While we use reasonable methods to estimate the cost of warranty, recall and product liability costs and appropriately reflect those in the financial statements, there is a risk the actual costs could exceed estimates. Further, shipping products with poor quality may also adversely affect our reputation.

We are and may in the future become subject to legal proceedings and commercial or contractual disputes. We are currently involved in a legal action with a vendor representing a liability of approximately $60,000 at June 30, 2018, which we are in the process of settling. In addition, in March 2010, we identified additional payroll tax liabilities related to individuals, including our CEO and CFO, paid incorrectly as independent contractors in prior periods. We have accrued these payroll tax liabilities which at June 30, 2018, were approximately $21,000, and are making scheduled payments to the IRS to resolve the liability. Further, we have a penalty of approximately $175,000 payable to certain selling stockholders as a penalty for a delayed effectiveness of a reoffering prospectus. In addition, we may be involved in business litigation in the future. The uncertainty associated with substantial unresolved claims and lawsuits may harm our business, financial condition, reputation and brand. The defense of the lawsuits may result in the expenditures of significant financial resources and the diversion of management's time and attention away from business operations. In addition, although we are unable to determine the amount, if any, that it may be required to pay in connection with the resolution of the lawsuits by settlement or otherwise, any such payment may have a material adverse effect on our business and results of operations.

We may participate in joint ventures and/or strategic alliances to develop and operate our planned business. These partnerships or the failure to establish them could have a material adverse effect on our ability to develop and manage our business. In addition, such undertakings may not be successful. Due to our need for financing, our strategy may include plans to participate in joint ventures and other strategic alliances to develop and operate our motorcycle business. We may develop operations in part through joint ventures and strategic alliances with other parties as well as with additional outside funding. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. Additionally, we may not be able to identify and secure suitable alliance partners. Even if we identify suitable partners, we may be unable to consummate alliances on terms commercially acceptable to us. If we fail to identify appropriate partners, we may not be able to implement our strategies effectively or efficiently.

We may experience significant returns or warranty claims, which would damage our brand, increase our costs, and impair our ability to achieve profitability. Currently, our motorcycles have not been widely available for purchase by the general public. As a result, we have no meaningful data regarding the performance or maintenance requirements of our products or any basis on which we 15 can estimate warranty costs. We have products liability insurance in place should we be subject to significant warranty service requirements or product recalls, potential customers may determine that our motorcycles are unreliable and may choose not to purchase them. Further, significant warranty service requirements will result in increased costs to us as a result of the costs of repair or replacement of our product and the costs associated with researching and developing solutions to issues raised by warranty claims. Any significant warranty service requirements or product recalls would increase our costs materially and reduce the value of our brand significantly.

The purchase of recreational motorcycles is discretionary for consumers, and market demand is influenced by many factors beyond our control. Our current lines of motorcycles are luxury consumer products that are discretionary purchases for consumers. Accordingly, market demand in our industry depends on a number of economic factors affecting discretionary consumer income, such as employment levels, interest rates, taxation rates, consumer confidence levels and general business conditions. Adverse changes relating to one or more of these factors may restrict consumer spending and harm our growth and profitability. In addition, our motorcycles will compete with many other power sports and other recreational products for the discretionary spending of consumers. We cannot assure you that we will be able to compete successfully against other recreational products to capture consumer discretionary expenditures.

Our business is subject to seasonality that may cause our quarterly operating results to fluctuate materially and cause the market price of our common stock to decline. Motorcycle sales in general are seasonal in nature since consumer demand is substantially lower during the colder season in North America. We may endure periods of reduced revenues and cash flows during off-season months and be required to lay off or terminate some of our employees from time to time. Building inventory during the off-season period could harm our financial results if anticipated sales are not realized. Further, if a significant number of our dealers are concentrated in locations with longer or more intense cold seasons, lack of consumer demand due to seasonal factors may impact us more adversely, further reducing revenues or resulting in reduced revenues over a longer period of time.

Compliance with environmental and safety regulations could increase our production costs, delay introduction of our products and substantially impair our ability to generate revenues and achieve profitability. We must comply with numerous federal and state regulations governing environmental and safety factors with respect to motorcycles and their use. These various governmental regulations generally relate to air, water and noise pollution, as well as motorcycle safety matters. If we were unable to obtain the necessary certifications or authorizations required by government standards, or fail to maintain them, our business and future operations would be harmed seriously. Use of motorcycles in the United States is subject to rigorous regulation by the Environmental Protection Agency ("EPA"), and by state pollution control agencies. Any failure by us to comply with applicable environmental requirements of the EPA or state agencies could subject us to administratively or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product recalls or suspension of production. 16 Motorcycles are subject to considerable safety standards and requirements under the provisions of the National Traffic and Motor Vehicle Safety Act and the rules promulgated under this Act by the National Highway Traffic Safety Administration ("NHTSA"). We could suffer recalls of our motorcycles if they fail to satisfy applicable safety standards administered by the NHTSA. Our business and facilities also are subject to regulation under various federal, state and local regulations relating to manufacturing operations, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. Our failure to comply with any of these regulations in the operation of our business could subject us to administrative or legal action resulting in fines or other monetary penalties or require us to change or cease our business.

Our ability to remain competitive is dependent upon our capability to develop and successfully introduce new, innovative, and compliant products. The motorcycle market continues to change in terms of styling preferences and advances in new technology and, at the same time, be subject to increasing regulations related to safety and emissions. We must continue to distinguish our products from our competitors' products with unique styling and new technologies. As we incorporate new and different features and technology into our products, we must protect its intellectual property from imitators and ensure our products do not infringe the intellectual property of other companies. In addition, these new products must comply with applicable regulations worldwide and satisfy the potential demand for products that produce lower emissions and achieve better fuel economy. We must make product advancements while maintaining the look, sound, and feel associated with our products. We must also be able to design and manufacture these products and deliver them to the marketplace in an efficient and timely manner. There can be no assurances that we will be successful in these endeavors or that existing and prospective customers will like or want our new products.

Changes in general economic conditions, tightening of credit, political events or other factors may adversely impact dealers' and distributors' retail sales. The motorcycle industry is impacted by general economic conditions over which motorcycle manufacturers have little control. These factors can weaken the retail environment and lead to weaker demand for discretionary purchases such as motorcycles. Tightening of credit can limit the availability of funds from financial institutions and other lenders and sources of capital which could adversely affect the ability of retail consumers to obtain loans for the purchase of motorcycles from lenders. Should general economic conditions or motorcycle industry demand decline, our results of operations and financial condition may be substantially adversely affected. The motorcycle industry can also be affected by political conditions and other factors over which motorcycle manufacturers have little control.

If we market and sell our products in international markets, we will be subject to additional regulations relating to export requirements, environmental and safety matters, and marketing of our products and distributorships, and we will be subject to the effect of currency fluctuations, all of which could increase the cost of selling our products and substantially impair our ability to achieve profitability in foreign markets. As a part of our marketing strategy, we intend, in the future, to market and sell our products internationally. In addition to regulation by the U.S. government, our products will be subject to environmental and safety regulations in each country in which we market and sell our motorcycles. Regulations will vary from country to country and will vary from those of the U.S. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to alter our manufacturing practices, product design or marketing efforts. Any changes in our business or products required in response to the laws of foreign countries will result in additional expense to us. Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell our products in foreign countries. We would also be required to obtain approval from the U.S. government to export our products. If we are delayed in receiving, or are unable to obtain, import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our international marketing strategy for our products. Further, many countries have laws governing marketing of motorcycles and related products and laws relating to relationships with, and termination of, distributors in those countries. These laws may make it more difficult for us to promote our product effectively and in a cost-efficient manner. We cannot assure you that we will be able to successfully market and sell our products in foreign countries or that these efforts will result in additional revenue or that any revenue we do obtain from the sales of our petrol products in foreign countries will not be offset by increased 17 regulatory and compliance costs. Any foreign operations or sales we generate will be subject to the effects of currency fluctuations to the extent payments to us or by us are not made in U.S. dollars. The translation from foreign currency to U.S. dollars could negatively impact our results of operations. We will also be affected by local economic conditions in the countries in which we sell our products and the difficulties associated with managing operations from long distances.

The shares will not be freely tradable until one year from the initial purchase date. Although the shares may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is a limited public market for our common stock. Because the shares have not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. it is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in the offering will be required to represent that it is purchasing the shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

Rule 144 is not currently available for resales of our securities. Rule 144 under the Securities Act provides a safe harbor under which holders of restricted securities and affiliates of an issuer may resell their securities into the public market. On March 30, 2016, we filed a Form 15 with the SEC and, thus, became a non-reporting company. One of the requirements for Rule 144 for a non-reporting company is the current public information requirement. A non-reporting company satisfies the current public information requirement by making "publicly available" the information specified in Rule 15c2-11(a)(5)(i) to (xiv) and (xvi). We have not complied with the current public information requirement and no assurance can be provided as to the date that our securities will again become eligible for resale under Rule 144. Accordingly, Rule 144 is no longer available to permit our shareholders to resell their securities. The unavailability of the Rule 144 resale exemption for our securities may adversely affect our ability to raise additional financing on a private placement basis and may adversely affect the ability of our private placees and affiliates to resell their securities into the public market, all of which could have a material adverse effect on us and our shareholders. Any investor in the Shares should be prepared to hold the Shares for an indefinite period of time.

As a former shell company, if we continue to fail to make publicly available "current Form 10" information, our shareholders will be unable to use Rule 144 to remove restrictive legends from share certificates. We are a former shell company and, as such, are subject to the requirements of Rule 144(i) of the Securities Act which require the disclosure by us of "current Form 10" information in order for shareholders to take advantage of Rule 144 for the removal of restrictive legends from share certificates and to be subject to the reporting requirements of the Exchange Act. We have filed a Form 15 and are no longer subject to the reporting requirements of the Exchange Act and we have failed to file reports with the SEC. If we continue not be subject to the reporting requirements of the Exchange Act and if we continue to fail to make publicly available "current Form 10" information, our shareholders will not be able to take advantage of Rule 144 for the removal of restrictive legends from their share certificates which would make their shares illiquid.

The Shares being sold in this offering will be classified as restricted securities and, unless the Shares are registered with the SEC, this would limit their public resale. The Shares will be restricted securities as that term is defined in Rule 144 promulgated by the SEC under the Securities Act. The stock certificates representing the Shares will bear a restrictive legend and under federal and state securities laws will be subject to certain requirements on transfer and resale, including a minimum holding period, possible limitations upon the amount and manner of sales, public disclosure by us of certain information about the Company, 18 and certain notification requirements with the SEC. Because resales under Rule 144 are not currently available, the Shares may not be eligible for resale until the Shares are included in an effective registration statement filed with the SEC. We have not agreed to register the Shares for public resale.

The public trading market for our common stock is volatile and will likely result in higher spreads in stock prices. Our common stock is authorized for trading in the over-the-counter market and is quoted on the OTC Markets (OTC Pink: CMOT). Nevertheless, only a limited trading marked for our stock with small daily volumes has developed. The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers. We cannot ensure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, the investor could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the investor wishes to sell the Shares, the bid price will have sufficiently increased to create a profit on the sale.

If we fail to strictly comply with the requirements for an exemption from the registration requirements of the Securities Act and any state or foreign securities laws, we and any recipient of the securities in this offering may be subject to liability for the unlawful sale of unregistered securities. It is our intention to offer and sell the Shares in this offering in accordance with an exemptions from registration contained Regulation CF and in Rule 506(c) of Regulation D promulgated by the SEC under the Securities Act, and similar state exemptions or preemption from state registration requirements. The Shares in the Regulation CF portion of this offering cannot exceed $1,070,000. Shares issued under Regulation D of this offering can only be sold to "accredited investors" as defined in Regulation D. We are also subject to antifraud provisions of state and federal securities laws in connection with the information furnished to each person purchasing the Shares. For sales of the Shares we must also file a notice on Form D with the SEC and the state securities agencies. For non-U.S. investors, all sales must comply with the laws of the foreign jurisdiction. The failure to comply strictly with the requirements of these rules and laws, and the similar state exemption provisions, could make such exemptions unavailable and would create liability for us, our officers and directors, and the recipients of the Shares for failure to register the securities. In addition, we have sold securities prior to the date of this offering. If any of the securities sold by us previously, or otherwise sold by us during or within six months following the close of this offering, are integrated with this offering, or if this non-public offering is integrated with the prior registration statement, such integration could preclude us from qualifying for an exemption from registration for this offering. In addition, the failure to have met the exemption provisions under state laws where we previously offered and sold shares of our common stock or other securities, could require us to grant rescission rights to these investors, who could also collect monetary damages against us in some cases as high as three times the amount of the initial investment.

Our stock ownership is concentrated among a relatively small group of principal shareholders who have substantial control over us, including our directors and executive officers, and could delay or prevent a change in corporate control. H. Matthew Chambers (our Chairman, President, CEO, and director) and Optimum Solution Pte. Ltd., together with their affiliates, along with our directors, employees and executive officers, beneficially control, in the aggregate, approximately 64% of our common stock. As a result, these shareholders, acting together, would have the ability to significantly influence or control the outcome of matters submitted to our shareholders for approval, including the 19 election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to significantly influence or control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by: • delaying, deferring or preventing a change in corporate control; • impeding a merger, consolidation, takeover or other business combination involving us; or • discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, during the next meeting of shareholders where directors are elected, Mr. Chambers has furnished an irrevocable proxy to Optimum to vote his shares for the election of Optimum's designee and Optimum has furnished to Mr. Chambers an irrevocable proxy vote its shares to elect the remaining slate of directors at Mr. Chambers' discretion. Further, Mr. Chambers was awarded through the board of directors 1 non-redeemable share of preferred stock. The "Series A Preferred Stock" consists of one (1) share of preferred stock having a par value of $0.001 per share. The series A preferred share entitles the holder, at each shareholder's meeting, with respectto any and all matters presented to the stockholders of the Corporation for their action or consideration, to cast votes representing forty percent (40%) of the outstanding votes. This "Series A Preferred Stock" will vote together with the holders common stock. (See "Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock" below)

The price of our securities may be volatile and a shareholder's investment could decline in value. The price of our common stock may fluctuate significantly, making it difficult for an investor to resell our securities at an attractive price. The market prices for securities of emerging companies have historically been highly volatile. Future events concerning us or our competitors could cause such volatility, including: • changes in consumer preferences, • technological innovations or new commercial products by us or our competitors, • actual or anticipated variations in our operating results, • changes in government regulation and regulation of the securities markets, • government investigation of us or our products, • changes in government regulation of our products, • developments concerning proprietary rights, • increases in gasoline prices, • investor perception of us and our industry, • general economic and market conditions, • national or global political events, or • public confidence in the securities markets. In addition, the stock market is subject to price and volume fluctuations that affect the market prices of our securities, of companies in general, and small-capitalization companies, such as ours in particular. These fluctuations are often unrelated to the operating performance of these companies. Additionally, any failure by us to meet or exceed estimates of financial analysts is likely to cause a decline in the price of our securities. Securities class action litigation has often been instituted following periods of volatility in the market price of a company's securities. Any such class action brought against us would likely be very costly to us and also divert management's attention and resources that could otherwise be directed to benefit the future performance of our business.

No one has guaranteed the sale of any of the Shares being offered by us which means that we may not be able to sell all of the Shares being offering hereby. The Shares are being offered exclusively by officers and directors of the Company. All sales will be on a best-efforts basis, which means that no one has guaranteed the sale of any of the Shares. Also, we have not established a minimum offering amount which means that we may close the offering before all of the Shares are sold. If we raise less than the maximum proceeds, we will not be able to fully implement our current business plan as outlined in this Memorandum and we will be required to seek additional financing from sources which may be less favorable to us than through the sale of the Shares in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. Our management will have broad discretion in the application of the net proceeds from this offering and could allocate the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure of our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our motorcycles.

Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Our common stock is deemed "penny stock," which could make it more difficult for our investors to sell their shares. Our common stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities remain subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

We have not paid cash dividends since inception and do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock. We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, 20 our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

The introduction of new models of motorcycles by our competitors could materially reduce the demand for our products, which would impair our ability to generate revenues or achieve profitability. Products offered by the motorcycle industry often change significantly and rapidly. Changes may arise because of product design and performance advancements, safety and environmental concerns, or attempts to satisfy the changing tastes of consumers. Our future success will depend on our ability to anticipate and respond to such changes. In our industry, we will be expected to introduce new products or product improvements every year. If we cannot introduce acceptable new models and products annually or if our new models and products do not compete effectively with the new models and products of our competitors, our competitive position in our industry would be harmed. Even if some of our new products or new models are successful, we cannot assure you that we will be able to repeat this success with each new product or new model. If we cannot consistently generate acceptable new products or models, our competitive position will be harmed.

The global financial crisis may have an impact on our business and financial condition in ways that we currently cannot predict. Although we have recorded our first profits during fiscal year 2016-2017 and 2017-2018, we cannot predict when we will become sustainably profitable. The uncertain costs of fuel and other consumables may negatively impact costs of our operations. The prices of the metals and resources that are used to manufacture our products are affected by a number of factors, and it is unknown how these factors will be impacted by a continuation of the financial crisis

Our business model of selling our motorcycles at premium prices may not be successful, which could result in the failure of our business. The premium battery electric street motorcycle industry is a niche market targeting high net worth individuals. The suggested retail prices of our motorcycles will be considerably higher than retail prices of most models in the battery electric market segment. This significant price difference could deter potential customers from purchasing our products. Curtiss will introduce its Series One Curtiss battery electric motorcycles targeted towards high net worth individuals. If our higher prices deter sales significantly, our initial business model would not succeed and our business would likely fail. Curtiss will only offer electric motorcycles that are targeted towards high income individuals. If the market for prestige brand electric motorcycles is absent or minimal our business will likely fail

The loss of the services of current management would have a material negative impact on our operations. We currently depend and will continue to depend on our current management which includes our President and CEO, H. Matthew Chambers, for the foreseeable future. The loss of Mr. Chamber's services could have a material adverse on our operations and prospects. We have an employment agreement with Mr. Chambers running until February of 2024, which would prevent him from leaving and competing with the company. Despite our contractual arrangements with Mr. Chambers, if he were to become ill and unable to work it would substantially affect the company. We have not obtained "key man" insurance coverage on Mr. Chambers.

The Company has a open civil compliant pending before the Court. The Company's legal counsel believes it is likely that the Company will not be compelled to pay damages as the Company made no prepayment for any items and no commitment to purchase all of the items in the suit at once.

An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials such as the billet aluminum. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on luxury vehicles and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

The nature of our online and retail business exposes us to a low degree of risk of liability. Of primary concerns are product and design flaws which may expose us to claims by customers or third parties for product liability, personal injury or property damage. We manage our exposure with general and product liability coverage obtained through independent insurance companies.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Harley-Davidson declared their intent to produce and market a battery electric model in 2019. This validates our effort and sets the stage for an all-electric all-American motorcycle showdown between two brands with deep roots in American motorcycle history. Other electric motorcycle brands including Zero, Lightning, Energica, Lito, and Sarolea represent category peers, but not direct competition.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Curtiss Motorcycle Company, Inc.

- Delaware Corporation
- Organized May 2005
- 7 employees

8118 Parkway Drive
Leeds AL 35094

http://www.curtissmotorcycles.com

Business Description

Refer to the Curtiss Motorcycles profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Curtiss Motorcycles has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/curtiss/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*